BELL, BOYD & LLOYD LLC

40-33
811-8932

THREE FIRST NATIONAL PLAZA
70 WEST MADISON STREET, SUITE 3300
CHICAGO, ILLINOIS 60602-4207
312.372.1121 FAX 312.372.2098

OFFICES IN CHICAGO
AND WASHINGTON, D.C.

ROBERT R. LEVEILLE
312.807.4298
rleveille@bellboyd.com
DIRECT FAX: 312.345.9963

VIA HAND DELIVERY

October 29, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Artisan Funds, Inc. and Artisan Partners Limited Partnership
Filings Pursuant to Section 33
(Artisan Funds, Inc. 1940 Act File No. 811-8932)

Ladies and Gentlemen:

On behalf of Artisan Funds, Inc. and Artisan Partners Limited Partnership, we are enclosing five copies of each of the following documents for filing pursuant to Section 33 of the Investment Company Act of 1940:

1. A complaint filed in the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, in a lawsuit in which Artisan Funds, Inc. and Artisan Partners Limited Partnership, the investment adviser to Artisan Funds, Inc., are, among others, named defendants; and

2. An amended complaint filed in the lawsuit referenced above.

Please acknowledge receipt of this filing by date stamping the enclosed copy of this letter and returning it to the courier filing this letter. If you have any questions or require additional information, please do not hesitate to contact me at 312/807-4298.

Very truly yours,

Robert R. Leveille

RZL:tmw

cc (w/ encl.): Cameron S. Avery
Janet D. Olsen

SEP 11 2003

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., Defendants.	)	Cause No. ____________

COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. Rowe Price International Funds, Inc., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM Advisors, Inc, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. Rowe Price International Stock Fund ("T. Rowe Price International"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. Rowe Price

International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the Artisan International Fund ("Artisan International"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of Artisan International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been contracted to serve as the investment manager for Artisan International. As the investment manager for Artisan International, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's

business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM European Growth Fund ("AIM European"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER..") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager

for AIM European, Defendant AIM FUND MANAGER.. selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER.. has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER.. utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the Artisan International Fund for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM European for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the

underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because

the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market

timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER., and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. Rowe Price International, Artisan International, and AIM European Growth for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International, and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's, portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International, and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International, and AIM European Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER.. to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates Artisan International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Artisan International to buy, hold or sell. Artisan International pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS' board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54 through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. ROWE PRICE FUNDS operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

68. Defendant T. ROWE PRICE FUND MANAGER serves as the investment manager for T. Rowe Price International. Defendant T. ROWE PRICE FUND MANAGER provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. ROWE PRICE FUND MANAGER set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. ROWE PRICE FUND MANAGER's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. ROWE PRICE FUNDS' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM FUNDS operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM FUND MANAGER. serves as the investment manager for AIM International. Defendant AIM FUND MANAGER provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM FUND MANAGER set fees based on the percentage of assets under management for

managing AIM European's assets. Defendant AIM FUND MANAGER's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM FUNDS' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. ____________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

[signature]

STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

In the Circuit Court
Third Judicial Circuit
Madison County, Illinois

SEP 11 2003

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. ______________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. Rowe Price International Funds, Inc., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM Advisors, Inc, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. Rowe Price International Stock Fund ("T. Rowe Price International"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. Rowe Price

International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the Artisan International Fund ("Artisan International"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of Artisan International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been contracted to serve as the investment manager for Artisan International. As the investment manager for Artisan International, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's

business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM European Growth Fund ("AIM European"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER..") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager

for AIM European, Defendant AIM FUND MANAGER.. selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER.. has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER.. utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the Artisan International Fund for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM European for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the

underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because

the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market

timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER., and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. Rowe Price International, Artisan International, and AIM European Growth for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International, and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's, portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International, and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International, and AIM European Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER.. to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates Artisan International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Artisan International to buy, hold or sell. Artisan International pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS' board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54 through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. ROWE PRICE FUNDS operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

68. Defendant T. ROWE PRICE FUND MANAGER serves as the investment manager for T. Rowe Price International. Defendant T. ROWE PRICE FUND MANAGER provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. ROWE PRICE FUND MANAGER set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. ROWE PRICE FUND MANAGER's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. ROWE PRICE FUNDS' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM FUNDS operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM FUND MANAGER. serves as the investment manager for AIM International. Defendant AIM FUND MANAGER provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM FUND MANAGER set fees based on the percentage of assets under management for

managing AIM European's assets. Defendant AIM FUND MANAGER's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM FUNDS' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., Defendants.	Cause No. ____________

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

SEP 11 2003

OCT 2 9 2003

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., Defendants.	))))))) Cause No. ____________))))

COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. Rowe Price International Funds, Inc., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM Advisors, Inc, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. Rowe Price International Stock Fund ("T. Rowe Price International"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. Rowe Price

International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the Artisan International Fund ("Artisan International"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of Artisan International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been contracted to serve as the investment manager for Artisan International. As the investment manager for Artisan International, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's

business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM European Growth Fund ("AIM European"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER..") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager

for AIM European, Defendant AIM FUND MANAGER.. selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER.. has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER.. utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the Artisan International Fund for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM European for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the

underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because

the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market

timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER., and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. Rowe Price International, Artisan International, and AIM European Growth for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International, and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's, portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International, and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International, and AIM European Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER.. to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates Artisan International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Artisan International to buy, hold or sell. Artisan International pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS' board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54 through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. ROWE PRICE FUNDS operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

68. Defendant T. ROWE PRICE FUND MANAGER serves as the investment manager for T. Rowe Price International. Defendant T. ROWE PRICE FUND MANAGER provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. ROWE PRICE FUND MANAGER set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. ROWE PRICE FUND MANAGER's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. ROWE PRICE FUNDS' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM FUNDS operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM FUND MANAGER, serves as the investment manager for AIM International. Defendant AIM FUND MANAGER provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM FUND MANAGER set fees based on the percentage of assets under management for

managing AIM European's assets. Defendant AIM FUND MANAGER's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM FUNDS' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. ____________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

[signature]

STEPHEN M. TILLERY

STATE OF ILLINOIS)
COUNTY OF Clinton) ss.
)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

SEP 11 2003

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., Defendants.	)	Cause No. ____________

COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. Rowe Price International Funds, Inc., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM Advisors, Inc, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. Rowe Price International Stock Fund ("T. Rowe Price International"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. Rowe Price

International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the Artisan International Fund ("Artisan International"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of Artisan International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been contracted to serve as the investment manager for Artisan International. As the investment manager for Artisan International, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's

business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM European Growth Fund ("AIM European"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER..") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager

for AIM European, Defendant AIM FUND MANAGER.. selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER.. has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained ofherein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER.. utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the Artisan International Fund for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM European for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the

underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because

the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market

timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER., and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. Rowe Price International, Artisan International, and AIM European Growth for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International, and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's, portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International, and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International, and AIM European Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER.. to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates Artisan International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Artisan International to buy, hold or sell. Artisan International pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS' board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54 through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. ROWE PRICE FUNDS operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

68. Defendant T. ROWE PRICE FUND MANAGER serves as the investment manager for T. Rowe Price International. Defendant T. ROWE PRICE FUND MANAGER provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. ROWE PRICE FUND MANAGER set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. ROWE PRICE FUND MANAGER's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. ROWE PRICE FUNDS' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM FUNDS operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM FUND MANAGER. serves as the investment manager for AIM International. Defendant AIM FUND MANAGER provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM FUND MANAGER set fees based on the percentage of assets under management for

managing AIM European's assets. Defendant AIM FUND MANAGER's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM FUNDS' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs,	)
vs.	) Cause No. ____________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC., Defendants.	)

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

____
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

SEP 11 2003

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. ____________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	)	
Defendants.	)	

COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. Rowe Price International Funds, Inc., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM Advisors, Inc, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. Rowe Price International Stock Fund ("T. Rowe Price International"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. Rowe Price

International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the Artisan International Fund ("Artisan International"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of Artisan International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been contracted to serve as the investment manager for Artisan International. As the investment manager for Artisan International, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's

business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM European Growth Fund ("AIM European"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER..") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager

for AIM European, Defendant AIM FUND MANAGER.. selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER.. has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER.. utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the Artisan International Fund for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM European for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post

corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the

underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because

the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market

timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER., and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. Rowe Price International, Artisan International, and AIM European Growth for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International, and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's, portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price International, Artisan International, and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International, and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International, and AIM European Growth shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER.. to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates Artisan International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for Artisan International to buy, hold or sell. Artisan International pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS' board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54 through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. ROWE PRICE FUNDS operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

68. Defendant T. ROWE PRICE FUND MANAGER serves as the investment manager for T. Rowe Price International. Defendant T. ROWE PRICE FUND MANAGER provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. ROWE PRICE FUND MANAGER set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. ROWE PRICE FUND MANAGER's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. ROWE PRICE FUNDS' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than

$75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count II

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, Inc., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM FUNDS operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM FUND MANAGER, serves as the investment manager for AIM International. Defendant AIM FUND MANAGER provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM FUND MANAGER set fees based on the percentage of assets under management for

managing AIM European's assets. Defendant AIM FUND MANAGER's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM FUNDS' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	
Plaintiffs,	
vs.	Cause No. ______________
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., a corporation, and AIM ADVISORS, INC.,	
Defendants.	

AFFIDAVIT OF STEPHEN M. TILLERY

I, STEPHEN M. TILLERY, being first duly sworn upon my oath, depose and state as follows:

1. That I am one of the attorneys representing the Plaintiffs filing the above-captioned cause of action.

2. That the total of money damages sought by Plaintiffs in this cause of action, including all damages specifically plead in the Complaint as well as all other damages to which Plaintiffs and members of the class may otherwise be entitled, exceeds Fifty Thousand Dollars ($50,000) in total, but is less than $75,000 per Plaintiff or class member.

Further affiant sayeth naught.

____
STEPHEN M. TILLERY

STATE OF ILLINOIS)
) ss.
COUNTY OF Clinton)

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2003.

Notary Public

My commission expires:

FILED
OCT 03 2003
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC.,	)	
Defendants.	)	

FIRST AMENDED COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. ROWE PRICE INTERNATIONAL STOCK FUND ("T. ROWE PRICE INTERNATIONAL"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND

MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. ROWE PRICE INTERNATIONAL business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the ARTISAN INTERNATIONAL FUND ("ARTISAN INTERNATIONAL"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of ARTISAN INTERNATIONAL, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been

contracted to serve as the investment manager for Artisan International. As the investment manager for ARTISAN INTERNATIONAL, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks

associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the ARTISAN INTERNATIONAL FUND for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in

the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell

(redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-

trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in

valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. ROWE PRICE INTERNATIONAL, ARTISAN INTERNATIONAL, and AIM EUROPEAN GROWTH for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors,

agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price

International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International and AIM European Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

<u>Count I</u>

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates ARTISAN INTERNATIONAL FUND as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for ARTISAN INTERNATIONAL to buy, hold or sell. ARTISAN INTERNATIONAL pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS'

board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54

through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. Rowe Price Funds operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies

outside of the United States.

68. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price International. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. Rowe Price Funds' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock

Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities

had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM Funds' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds,

Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur

daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or

AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

FILED
OCT 03 2003
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,

Plaintiffs,

vs.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC.,

Defendants.

Cause No. 03-L-1253

FIRST AMENDED COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. ROWE PRICE INTERNATIONAL STOCK FUND ("T. ROWE PRICE INTERNATIONAL"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND

MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. ROWE PRICE INTERNATIONAL business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the ARTISAN INTERNATIONAL FUND ("ARTISAN INTERNATIONAL"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of ARTISAN INTERNATIONAL, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been

contracted to serve as the investment manager for Artisan International. As the investment manager for ARTISAN INTERNATIONAL, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks

associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the ARTISAN INTERNATIONAL FUND for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in

the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell

(redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-

trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in

valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. ROWE PRICE INTERNATIONAL, ARTISAN INTERNATIONAL, and AIM EUROPEAN GROWTH for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors,

agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price

International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International and AIM European Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates ARTISAN INTERNATIONAL FUND as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for ARTISAN INTERNATIONAL to buy, hold or sell. ARTISAN INTERNATIONAL pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS'

board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54

through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. Rowe Price Funds operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies

outside of the United States.

68. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price International. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. Rowe Price Funds' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock

Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities

had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM Funds' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds,

Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur

daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or

AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

FILED
OCT 03 2003
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC.,	)	
Defendants.	)	

FIRST AMENDED COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. ROWE PRICE INTERNATIONAL STOCK FUND ("T. ROWE PRICE INTERNATIONAL"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND

MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. ROWE PRICE INTERNATIONAL business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the ARTISAN INTERNATIONAL FUND ("ARTISAN INTERNATIONAL"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of ARTISAN INTERNATIONAL, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been

contracted to serve as the investment manager for Artisan International. As the investment manager for ARTISAN INTERNATIONAL, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks

associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the ARTISAN INTERNATIONAL FUND for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in

the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell

(redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-

trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in

valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. ROWE PRICE INTERNATIONAL, ARTISAN INTERNATIONAL, and AIM EUROPEAN GROWTH for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors,

agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price

International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International and AIM European Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates ARTISAN INTERNATIONAL FUND as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for ARTISAN INTERNATIONAL to buy, hold or sell. ARTISAN INTERNATIONAL pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS'

board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54

through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. Rowe Price Funds operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies

outside of the United States.

68. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price International. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. Rowe Price Funds' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock

Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities

had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM Funds' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds,

Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur

daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or

AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
OCT 03 2003
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated, Plaintiffs, vs. T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC., Defendants.	)	Cause No. 03-L-1253

FIRST AMENDED COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. ROWE PRICE INTERNATIONAL STOCK FUND ("T. ROWE PRICE INTERNATIONAL"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND

MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. ROWE PRICE INTERNATIONAL business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the ARTISAN INTERNATIONAL FUND ("ARTISAN INTERNATIONAL"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of ARTISAN INTERNATIONAL, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been

contracted to serve as the investment manager for Artisan International. As the investment manager for ARTISAN INTERNATIONAL, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks

associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the ARTISAN INTERNATIONAL FUND for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in

the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell

(redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-

trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in

valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. ROWE PRICE INTERNATIONAL, ARTISAN INTERNATIONAL, and AIM EUROPEAN GROWTH for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors,

agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price

International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International and AIM European Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates ARTISAN INTERNATIONAL FUND as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for ARTISAN INTERNATIONAL to buy, hold or sell. ARTISAN INTERNATIONAL pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS'

board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54

through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. Rowe Price Funds operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies

outside of the United States.

68. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price International. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. Rowe Price Funds' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock

Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities

had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM Funds' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds,

Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur

daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or

AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class

IN THE CIRCUIT COURT
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

FILED
OCT 03 2003
CLERK OF CIRCUIT COURT #66
THIRD JUDICIAL CIRCUIT
MADISON COUNTY, ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Cause No. 03-L-1253
T. ROWE PRICE INTERNATIONAL FUNDS, INC., a corporation, T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., a corporation, ARTISAN PARTNERS LIMITED PARTNERSHIP, and AIM INTERNATIONAL FUNDS, INC., a corporation, AIM ADVISORS, INC.,	)	
Defendants.	)	

FIRST AMENDED COMPLAINT

COMES NOW Plaintiffs, T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for their complaint against Defendants T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC, state as follows:

1. Plaintiff T.K. PARTHASARATHY is a resident of Glen Carbon, Madison County, Illinois.

2. Plaintiff EDMUND WOODBURY is a resident of Godfrey, Madison County, Illinois.

3. Plaintiff STUART ALLEN SMITH is a resident of Shiloh, St. Clair County, Illinois.

4. Plaintiff SHARON SMITH is a resident of Shiloh, St. Clair County, Illinois.

5. Defendant T. ROWE PRICE INTERNATIONAL FUNDS, INC. ("T. ROWE PRICE FUNDS") is a Maryland corporation with its principal place of business in Baltimore, Maryland. T. ROWE PRICE FUNDS is the sponsor of the T. ROWE PRICE INTERNATIONAL STOCK FUND ("T. ROWE PRICE INTERNATIONAL"). Defendant T. ROWE PRICE FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant T. ROWE PRICE FUNDS has consented to the jurisdiction of Illinois courts. Defendant T. ROWE PRICE FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant T. ROWE PRICE FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant T. ROWE PRICE FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

6. Defendant T. ROWE PRICE FUND MANAGER ("T. ROWE PRICE FUND MANAGER") is a Maryland corporation with its principal place of business in Baltimore, Maryland. The day-to-day tasks associated with running the business of T. Rowe Price International, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant T. ROWE PRICE FUND MANAGER has been contracted to serve as the investment manager for the T. Rowe Price International. As the investment manager for T. Rowe Price International, Defendant T. ROWE PRICE FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant T. ROWE PRICE FUND

MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of T. ROWE PRICE INTERNATIONAL business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant T. ROWE PRICE FUND MANAGER utilizes an interactive web site to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

7. Defendant ARTISAN FUNDS, INC. ("ARTISAN FUNDS") is a Wisconsin corporation with its principal place of business in Milwaukee, Wisconsin. ARTISAN FUNDS is the sponsor of the ARTISAN INTERNATIONAL FUND ("ARTISAN INTERNATIONAL"). Defendant ARTISAN FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant ARTISAN FUNDS has consented to the jurisdiction of Illinois courts. Defendant ARTISAN FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant ARTISAN FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant ARTISAN FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

8. Defendant ARTISAN PARTNERS LIMITED PARTNERSHIP ("ARTISAN FUND MANAGER") is a Delaware partnership with its principal place of business in Milwaukee, Wisconsin. The day-to-day tasks associated with running the business of ARTISAN INTERNATIONAL, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant ARTISAN FUND MANAGER has been

contracted to serve as the investment manager for Artisan International. As the investment manager for ARTISAN INTERNATIONAL, Defendant ARTISAN FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant ARTISAN FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of Artisan International business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant ARTISAN FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

9. Defendant AIM INTERNATIONAL FUNDS, INC. ("AIM FUNDS") is a Maryland corporation with its principal place of business in Houston, Texas. AIM FUNDS is the sponsor of the AIM EUROPEAN GROWTH FUND ("AIM EUROPEAN"). Defendant AIM FUNDS does business in the state of Illinois and is registered as a mutual fund in the state of Illinois. Defendant AIM FUNDS has consented to the jurisdiction of Illinois courts. Defendant AIM FUNDS at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the state of Illinois. Defendant AIM FUNDS maintains investor relationships nationwide including with shareholders in the state of Illinois. Defendant AIM FUNDS has significant contacts with Madison County, and the activities complained of herein occurred, in whole or part, in Madison County, Illinois.

10. Defendant AIM ADVISORS, INC. ("AIM FUND MANAGER") is a Delaware corporation with its principal place of business in Houston, Texas. The day-to-day tasks

associated with running the business of AIM European, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds, are contracted out since it has no significant number of internal employees. Defendant AIM FUND MANAGER.. has been contracted to serve as the investment manager for the AIM European. As the investment manager for AIM European, Defendant AIM FUND MANAGER selects the fund's investments and operates or supervises most phases of the fund's business including the valuing of the fund's portfolio securities and the fund net asset value. Defendant AIM FUND MANAGER has significant contacts with fund shareholders in Madison County as a result of its operation and supervision of AIM European business, and the activities complained of herein occurred, in whole or in part, in Madison County, Illinois. Defendant AIM FUND MANAGER utilizes an interactive website to communicate with fund shareholders, including those in Madison County, Illinois, regarding the performance of the Fund and the investments it manages.

11. At all times relevant herein, Plaintiff T.K. PARTHASARATHY has owned and held shares in the ARTISAN INTERNATIONAL FUND for the purpose of long term investing in international securities.

12. At all times relevant herein, Plaintiff EDMUND WOODBURY has owned and held shares of T. Rowe Price International for the purpose of long term investing in international securities.

13. At all times relevant herein, Plaintiffs STUART ALLEN SMITH and SHARON SMITH have owned and held shares of AIM EUROPEAN for the purpose of long term investing in international securities.

14. This Court has jurisdiction over the subject matter and the parties pursuant to 735 ILCS 5/2-209.

15. Venue is proper in this Court pursuant to 735 ILCS 5/2-101.

16. The foreign securities purchased by Defendants' Funds for their portfolios are principally traded in securities markets outside of the United States.

17. Open end mutual funds such as Defendants' Funds have been tremendously successful in convincing investors such as plaintiffs to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

18. Shares of open end mutual funds are sold to investors such as Plaintiffs at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

19. The share prices (NAV) of Defendants' mutual funds are set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

20. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of the fund's underlying portfolio of securities, Defendants recalculate the fund net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

21. In valuing its underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in its portfolio. A significant portion of the securities in the Defendants' portfolios are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are five hours to fifteen hours ahead of Eastern Standard Time.

22. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next day. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments need to be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, the positive correlations and the stale price of the foreign securities in its underlying portfolio, Defendants do not make any value adjustment to the portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

23. The positive correlation between the upward or downward movement of value in

the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

24. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

25. Since many of the home markets for the foreign securities in the Defendants' asset portfolio last traded hours before the setting at 4:00 p.m. Eastern of the fund NAV, the closing prices used to calculate the NAV of Defendants' funds are stale and do not reflect price relevant information available subsequent to the foreign security's last trade that will affect the value of such security.

26. During the interval that elapses between the time that Defendants set their share NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

27. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends,

and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

28. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

29. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

30. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate its fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

31. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time).

When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

32. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

33. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

34. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

35. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV, using closing prices from this exchange Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

36. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate their fund NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

37. A significant portion of the underlying foreign securities in the Defendants' portfolios are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants do not take into account on a daily basis any price relevant information that has become available in this two to fourteen and one/half hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Such price relevant information impacts the valuation of these underlying foreign securities and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

38. By failing to make daily adjustments based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing their fund shares and setting their daily NAVs, Defendants have exposed long term shareholders to market timing traders who regularly purchase and redeem Defendants' shares as part of a profitable trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. The stale price strategy of market timers who trade Defendants' shares is to buy shares on days when the United States market moves up and to sell

(redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the now stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Defendants' funds on any particular business day. Because Defendants cannot buy or sell the foreign securities in the funds' underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time it sets the daily NAV that values the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the fund.

39. Due to the use of stale prices by Defendants in valuing the fund shares, market timers who buy Defendants' funds' shares on days when the United States market moves up are buying discounted shares at the expense of other fund shareholders because the funds underlying foreign securities assets are undervalued as of the time of the share purchase.

40. Due to the use of stale prices by Defendants in valuing their fund shares, market timers who sell (redeem) Defendants' shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of other fund shareholders because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

41. Shares in Defendants' funds can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

42. The excess profits that are obtained by market timing traders' taking advantage of the stale pricing of Defendants' shares come at the expense of fellow shareholders who are non-

trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants shares in Defendants' funds occurs through dilution.

43. Market timing traders pay cash to Defendants funds when they purchase discounted shares. Market timing traders receive cash from Defendants funds when they sell (redeem) their shares at a premium. Defendants' fund NAV is diluted in both instances. When market timing traders are able to buy shares at a discount, Defendants' fund assets suffer dilution because the cash received by the fund for the shares purchased is less than the per share value of the underlying foreign securities because of the stale pricing utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, Defendants' fund assets suffer dilution because the cash paid out by the fund for the shares redeemed is more than the per share value of the underlying securities, again due to the stale pricing utilized by Defendants. In both instances, when Defendants receive less cash when issuing and pay out more cash when redeeming market timing trader shares than supported by the value of their underlying foreign securities, the result is a dilution of Defendants' cash. Since the cash held by the fund is one of the assets that is valued in setting the Defendants' daily fund NAV, it follows that the diluted fund cash position causes the fund NAV to be diluted as well. Due to the stale pricing utilized by Defendants, long term buy and hold shareholders have incurred a dilution in the NAV of their shares and the wealth represented by that diluted amount has been transferred to market timing traders.

44. By failing to make daily adjustments based upon positive correlations between upward movements in United States and foreign markets and by choosing to use stale prices in

valuing the underlying foreign securities that are used setting their daily NAV, Defendants give market timing traders the opportunity to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Defendants shares do not have to look into the future to time their purchases and redemptions of shares, rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

45. Since it is such an attractive low risk trading vehicle to market timers, Defendants' funds experience increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and asset swings that negatively impact fund operations and performance and the ability of the fund to provide a maximized return to long term shareholders.

46. Plaintiffs bring this complaint as a class action against Defendants T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER, and pursuant to §5/2-801 *et. seq.*, of the Illinois Code of Civil Procedure individually and on behalf of a class of all persons in the United States who have owned shares T. ROWE PRICE INTERNATIONAL, ARTISAN INTERNATIONAL, and AIM EUROPEAN GROWTH for more than fourteen days from the date of purchase to the date of sale (redemption) or exchange ("long term shareholders"). The class period commences five years prior to the filing of this complaint through the date of filing. Excluded from the class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors,

agents, servants or employees of Defendants, and the immediate family member of any such person. Also excluded is any judge who may preside over this case.

47. Plaintiffs are members of the class and will fairly and adequately assert and protect the interests of the class. The interests of the Plaintiffs are coincident with, and not antagonistic to, those of other members of the class. Plaintiffs have retained attorneys who are experienced in class action litigation.

48. Members of the class are so numerous that joinder of all members is impracticable.

49. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether defendants failed to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International, Artisan International and AIM European Growth's portfolios of securities had occurred after the foreign home markets for such securities had closed but before the fund's NAV calculation and share price setting;

ii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the fund NAV and setting of the share price;

iii. whether defendants failed to properly implement T. Rowe Price International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the fund's NAV calculation and share price setting;

iv. whether defendants failed to properly implement T. Rowe Price

International, Artisan International and AIM European Growth's portfolios valuation and share pricing policies so as to require the use of fair value pricing on a daily basis to value portfolio securities and fund NAV and share prices when closing prices of portfolio securities did not reflect their market values;

v. whether defendants failed to protect T. Rowe Price International, Artisan International and AIM European Growth's long term shareholders from market timing traders of fund shares who use T. Rowe Price International, Artisan International and AIM European Growth's shares as a trading vehicle to earn profits at the expense of long term shareholders because of the failure of T. ROWE PRICE FUNDS, T. ROWE PRICE FUND MANAGER, ARTISAN FUNDS, ARTISAN FUND MANAGER, AIM FUNDS, and AIM FUND MANAGER to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the fund's portfolio securities prior to the daily calculation of the fund NAV and the setting of share prices;

vi. whether defendants breached the duties they owed to plaintiffs and the class;

vii. whether plaintiffs and the class have been damaged and, if so,

viii the extent of such damages.

50. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the class; and

ii. adjudication with respect to individual members of the class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

51. The class action method is appropriate for the fair and efficient prosecution of this action.

52. Individual litigation of all claims, which might be brought by all class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the defendants.

Count I

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count I of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

53. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

54. Defendant ARTISAN FUNDS operates ARTISAN INTERNATIONAL FUND as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

55. Defendant ARTISAN FUND MANAGER serves as the investment manager for Artisan International. Defendant ARTISAN FUND MANAGER provides, among other things, portfolio management services and selects the securities for ARTISAN INTERNATIONAL to buy, hold or sell. ARTISAN INTERNATIONAL pays Defendant ARTISAN FUND MANAGER set fees based on the percentage of assets under management for managing Artisan International's assets. Defendant ARTISAN FUND MANAGER's compensation and management of the Artisan International Fund are required to be reviewed and approved by Defendant ARTISAN FUNDS'

board of directors.

56. At all times relevant hereto, Plaintiff Parthasarathy has owned shares in Artisan International.

57. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

58. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

59. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the Artisan International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

60. Defendants breached their duties of due care owed to Plaintiff Parthasarathy and similarly situated owners of the Artisan International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

61. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, INC. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count II

COMES NOW Plaintiff T.K. PARTHASARATHY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count II of his Complaint against Defendants ARTISAN FUNDS and ARTISAN FUND MANAGER, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 54

through 59 as if fully set forth herein.

63. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the Artisan International Fund might occur daily after the closing of the New York Stock Exchange.

64. With utter indifference and conscious disregard for Plaintiff Parthasarathy's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Parthasarathy and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of Artisan International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement Artisan International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Artisan International's shares at the expense of long term shareholders.

65. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Parthasarathy and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against ARTISAN FUNDS, Inc. and ARTISAN PARTNERS LIMITED PARTNERSHIP, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count III

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count III of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

66. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 as if fully set forth herein.

67. Defendant T. Rowe Price Funds operates T. Rowe Price International Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies

outside of the United States.

68. Defendant T. Rowe Price Fund Manager serves as the investment manager for T. Rowe Price International. Defendant T. Rowe Price Fund Manager provides, among other things, portfolio management services and selects the securities for T. Rowe Price International to buy, hold or sell. T. Rowe Price International pays Defendant T. Rowe Price Fund Manager set fees based on the percentage of assets under management for managing T. Rowe Price International's assets. Defendant T. Rowe Price Fund Manager's compensation and management of the T. Rowe Price International Fund are required to be reviewed and approved by Defendant T. Rowe Price Funds' board of directors.

69. At all times relevant hereto, Plaintiff Woodbury has owned shares in T. Rowe Price International.

70. In undertaking their role as investment managers with respect to the Funds, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

71. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

72. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the T. Rowe Price International Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock

Exchange.

73. Defendants breached their duties of due care owed to Plaintiff Woodbury and similarly situated owners of the T. Rowe Price International Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

74. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count IV

COMES NOW Plaintiff EDMUND WOODBURY, individually and on behalf of all others similarly situated, by and through his undersigned counsel, and for Count IV of his Complaint against Defendants T. ROWE PRICE FUNDS and T. ROWE PRICE FUND MANAGER, states as follows:

75. Plaintiff repeats and incorporates by reference paragraphs 1 through 52 and 67 through 72 as if fully set forth herein.

76. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the T. Rowe Price International Fund might occur daily after the closing of the New York Stock Exchange.

77. With utter indifference and conscious disregard for Plaintiff Woodbury's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiff Woodbury and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of T. Rowe Price International's portfolio of securities

had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement T. Rowe Price International's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of T. Rowe Price International's shares at the expense of long term shareholders.

78. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff Woodbury and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against T. ROWE PRICE INTERNATIONAL FUNDS, INC. and T. ROWE PRICE FUND MANAGER, as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth, for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count V

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count V of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

79. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 as if fully set forth herein.

80. Defendant AIM Funds operates AIM European Fund as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

81. Defendant AIM Fund Manager serves as the investment manager for AIM International. Defendant AIM Fund Manager provides, among other things, portfolio management services and selects the securities for AIM European to buy, hold or sell. AIM European pays Defendant AIM Fund Manager set fees based on the percentage of assets under management for managing AIM European's assets. Defendant AIM Fund Manager's compensation and management of the AIM European Fund are required to be reviewed and approved by Defendant AIM Funds' board of directors.

82. At all times relevant hereto, Plaintiffs Stuart Allen and Sharon Smith have owned shares in AIM European.

83. In undertaking their role as investment managers with respect to the Funds,

Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

84. It thereby became the duty of Defendants to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

85. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities represented in the AIM European Fund and used by Defendants to calculate NAV for said Fund did not represent fair value because, inter alia, those prices did not reflect changes in trading prices as a result of trading which Defendants knew, or were negligent in not knowing, occurred daily after the closing of the New York Stock Exchange.

86. Defendants breached their duties of due care owed to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners of the AIM European Fund by, inter alia:

i. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

ii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

87. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

> All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

Count VI

COME NOW Plaintiffs STUART ALLEN SMITH and SHARON SMITH, individually and on behalf of all others similarly situated, by and through their undersigned counsel, and for Count VI of their Complaint against Defendants AIM FUNDS and AIM FUND MANAGER, state as follows:

88. Plaintiffs repeat and incorporate by reference paragraphs 1 through 52 and 80 through 85 as if fully set forth herein.

89. On or about January 1, 1965, applicable published regulations expressly recognized that changes in trading prices of securities in the AIM European Fund might occur

daily after the closing of the New York Stock Exchange.

90. With utter indifference and conscious disregard for Plaintiffs Stuart Allen and Sharon Smith's investment and the investments of similarly situated fund owners, Defendants willfully and wantonly breached their duties to Plaintiffs Stuart Allen and Sharon Smith and similarly situated owners by, inter alia:

i. failing to know and implement applicable rules and regulations concerning the calculation of NAV;

ii. failing to properly evaluate on a daily basis whether a significant event affecting the value of AIM European's portfolio of securities had occurred after the foreign trading markets for such securities had closed but before Defendants calculated NAV and share prices;

iii. failing to implement AIM European's portfolio valuation and share pricing policies and procedures; and

iv. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of AIM European's shares at the expense of long term shareholders.

91. As a direct and proximate result of the Defendants' breach of their duties, Plaintiffs Stuart Allen and Sharon Smith and the class have suffered damages in the amount to be proven at trial, but less than $75,000 per plaintiff or class member, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiffs and the Class pray that the Court enter judgment in their favor and against AIM INTERNATIONAL FUNDS, INC. and AIM ADVISORS, INC., as follows:

A. Ordering that this action be maintained as a class action pursuant to 735 ILCS 5/2 801 and the following class be certified:

All persons in the United States who held shares in the T. Rowe Price International Stock Fund, Artisan International Fund, or

AIM European Growth for a period of more than fourteen days before redeeming or exchanging them during the period beginning from five years prior to and through the date of the filing of this complaint;

B. Awarding Plaintiffs and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties not to exceed $75,000 per plaintiff or class member.

PLAINTIFFS DEMAND TRIAL BY JURY

KOREIN TILLERY

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, IL 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

George A. Zelcs #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, IL 60602
Telephone 312/641-9750
Facsimile 312/641-9751
E-mail: gzelcs@koreintillery.com

Law Offices of Klint Bruno
Klint Bruno #6257742
1131 Lake Street
Oak Park, Illinois 60301
Telephone: 312.286.4915

Attorneys for Plaintiffs and the Class